1200 North Federal Highway Suite 400
Boca Raton, FL 33432

March 22, 2013

Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Suzanne Hayes
Assistant Director

Re:	Registration Statement on Form S-1 for National Holdings Corporation (File No. 333-187191)

Dear Ms. Hayes:

National Holdings Corporation (the “Company”) is enclosing herewith an acceleration request with respect to the above captioned registration statement.  In connection with such request, the Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declaring the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NATIONAL HOLDINGS CORPORATION.

By:	/s/ Alan Levin
Name: Alan Levin
Title: Chief Financial Officer

cc:	Securities and Exchange Commission
Aslynn Hogue
Laura Crotty

National Holdings Corporation
Mark Klein
Robert Fagenson

Troutman Sanders LLP
James Kaplan, Esq.
Joseph Walsh, Esq.

RBSM (f/k/a Sherb & Co., LLP)
Manny Tzagarakis, CPA

1200 North Federal Highway Suite 400
Boca Raton, FL 33432

March 22, 2013

Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Suzanne Hayes
Assistant Director

Re:	Registration Statement on Form S-1 for National Holdings Corporation (File No. 333-187191)

Dear Ms. Hayes:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to March 26, 2013, at 10:00 a.m., New York time, or as soon as practicable thereafter.  Please notify our outside counsel, Joseph Walsh, Esq., by phone at (212) 704-6030, by fax at (212) 704-5919, or by email at joseph.walsh@troutmansanders.com of the date and time that the registration statement has been declared effective.

Very truly yours,

NATIONAL HOLDINGS CORPORATION.

By:	/s/ Alan Levin
Name: Alan Levin
Title: Chief Financial Officer

cc:	Securities and Exchange Commission
Aslynn Hogue
Laura Crotty

National Holdings Corporation
Mark Klein
Robert Fagenson

Troutman Sanders LLP
James Kaplan, Esq.
Joseph Walsh, Esq.

RBSM (f/k/a Sherb & Co., LLP)
Manny Tzagarakis, CPA